

ALLATA

THE POWER TO
BUSINESS BETTER

5 YEARS

in

Matt Rosen · 3rd
Founder & CEO at Allata
Dallas-Fort Worth Metroplex · **Contact info**
500+ connections

Allata

Texas A&M University

Experience



Chief Executive Officer
Allata
Aug 2016 – Present · 5 yrs 3 mos
Dallas/Fort Worth Area

Allata (pronounced a-ley-ta) is a client focused advisory firm. At Allata we are building a different kind of firm – focused on doing exciting, transformational work for great clients and bringing caring and dedicated people to make our clients goals a reality. Our vision to build an energized group of talented professionals that can stand strong on their own, but work better as a networked team.

At Allata, just as strongly as we care about our clients, we feel that it is important to give back to the community and non-profits that we are passionate about. Every month, Allat ...see more



Chief Revenue Officer
Saxony Partners
Dec 2014 – Jul 2016 · 1 yr 8 mos
Dallas/Fort Worth Area

Chief Revenue Officer
Pereview Software
Dec 2014 – Jul 2016 · 1 yr 8 mos
Dallas, TX



Vice President
Pariveda Solutions
Oct 2007 – Nov 2014 · 7 yrs 2 mos
Dallas/Fort Worth Area

I was responsible for maintaining business development relationships with local Fortune 2000 clients. Responsible for selling and overseeing project work including IT strategy & roadmaps, custom development, CRM implementation and enterprise integration. Focused on developing new business relationships in Dallas, Houston and Chicago offices.



VP of Business Development
Ascendix Technologies
Feb 2004 – Oct 2007 · 3 yrs 9 mos

Implement CRM (Customer Relationship Management) Solutions to companies $25 million to $2 billion in annual revenue.
Focus on vertical markets of commercial real estate, legal, high-tech, and manufacturing.
CRM products we deploy include Microsoft CRM, SalesLogix, and Sage CRM.   ...see more

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Education



Texas A&M University
Bachelor of Science, Biomedical Science
1993 – 1997
Activities and Societies: Alpha Phi Omega

Volunteer experience



Big
Big Brothers Big Sisters of America
Sep 2006 – Jun 2011 · 4 yrs 10 mos
Children

I had two 'Little' brothers Dewayne and CJ as a 'Big'